Filed by ProCyte Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of

the Securities Exchange Act of 1934

Proxy solicitation reminder letter dated March 3, 2005

Subject Company: ProCyte Corporation
Commission File No. 0-18044

PROCYTE CORPORATION

8511 154th Avenue NE

Redmond, Washington 98052

March 3, 2005

Dear ProCyte Shareholder:

We need your vote!  The Special Meeting of Shareholders of ProCyte Corporation was adjourned today until Friday, March 18, 2005 at 9:00 a.m. Pacific time.  The reconvened meeting will be held at the Redmond Inn, 17601 Redmond Way, Redmond, WA, 98052.  The purpose of the reconvened Special Meeting will be to vote on the proposal to approve the merger of ProCyte with PhotoMedex, Inc., as described in the earlier-mailed joint proxy statement/prospectus date January 21, 2005.

Although more than 92% of the votes received to date have been in favor of the merger proposal, over 39% of our outstanding shares have not yet voted.  The proposed merger cannot be completed unless at least two-thirds of our outstanding shares vote to approve the merger.

EVERY VOTE IS IMPORTANT.  Our records indicate that your vote has not yet been received.  Please take a moment right now to ensure that your shares are represented at the reconvened Special Meeting.  YOU CAN VOTE YOUR SHARES VIA TELEPHONE AT (800) 322 2885.

The ProCyte board of directors has carefully considered the terms and conditions of the merger and determined that the merger is in the best interests of ProCyte and its shareholders.  As discussed in the joint proxy statement/prospectus, the board believes that the combined companies will have a strengthened position as a multi-product healthcare company focused on dermatology and a significantly greater revenue base.  Because the PhotoMedex stock to be issued in the merger is listed on the Nasdaq National Market, the proposed merger also would offer ProCyte shareholders enhanced liquidity and the opportunity to benefit from any appreciation in value of PhotoMedex’s stock resulting from the strategic benefits and operating synergies related to the merger.

Please vote your shares today. If you prefer not to vote via telephone, please sign, date and mail your proxy card in the envelope provided.  If you have any questions, please call MacKenzie Partners, Inc., toll-free at (800) 322-2885 or collect at (212) 929-5500.

Sincerely,

/s/ John F. Clifford
John F. Clifford
President and Chief Executive Officer

This communication is not a solicitation of a proxy from any security holder of ProCyte.  Security holders of ProCyte and other investors are urged to read the definitive joint proxy statement/prospectus dated January 21, 2005, filed with the SEC in connection with the proposed transaction because it contains important information about

ProCyte, PhotoMedex, the proposed transaction and related matters. The joint proxy statement/prospectus is available free of charge at the SEC’s web site (http://www.sec.gov ) or from the Company (425-869-1239, ext. 399) or MacKenzie Partners, Inc. (1-800-322-2885).

The directors, executive officers and employees of ProCyte and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information regarding ProCyte’s directors and executive officers is available in its proxy statement filed with the SEC on April 16, 2004.  Investors may obtain additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, by reading the joint proxy statement/prospectus dated January 21, 2005.